

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2013

Via E-mail
Mr. Hilario Santos Sosa, Chief Executive Officer,
Chief Financial Officer and Director
Oroplata Resources, Inc.
#3 – 7 San Marcos
Puerto Plata, Dominican Republic

> **Re:** **Oroplata Resources, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 30, 2013**
> **File No. 333-188752**

Dear Mr. Sosa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Compliance with Governmental Regulations- Essentials of Mining Laws, page 14

1. We note your revised disclosure in response to comment 1 and we partially reissue the comment as we are unable to access the website you have provided: https://dgm.gov.do/estatusexplorationmetalica.html. Please revise or advise.

Management's Discussion of Financial Condition and Results of Operations, page 48

2. We note your revised disclosure in response to comment 4 of our letter dated September 16, 2013. In particular, we note your disclosure on page 48 that states the company "will undertake a further exploration program during the summer of 2013" when it appears that this particular exploration program was completed in August 2013. Please revise to clarify.

<u>Rule 144</u>

3. We note the revisions made in response to comment three of our letter dated September 16, 2013. Please revise the disclosure to clearly reflect that you are a shell company, as opposed to the current ambiguous disclosure that you may be a shell company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director